[Chevron logo]

Lydia I. Beebe	Corporate Governance
Corporate Secretary and	Chevron Corporation
Chief Governance Officer	6001 Bollinger Canyon Road
San Ramon, CA 94583
Tel 925-842-3232
Fax 925-842-2846
lydia.beebe@chevron.com
December 1, 2009
BY ELECTRONIC TRANSMISSION
Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-4628

Re:	Chevron Corporation
Registration Statement on Form S-3
Filed October 27, 2009
File No. 333-162682
Dear Ms. Parker:
In your letter dated November 18, 2009, you provided comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Chevron Corporation (the “Company” or “we”) Registration Statement on Form S-3, filed October 27, 2009. These comments and the Company’s responses are set forth below.
General
Comment 1
Please revise your prospectus cover page to disclose the number of the shares of common stock with respect to which you are making the rescission offer.
Response:
We acknowledge your Comment and hereby file an amended Registration Statement on Form S-3 with a prospectus cover page that has been revised to disclose the number of the shares of common stock with respect to which we are making the rescission offer.
Incorporation of Certain Documents by Reference, page 15
Comment 2
In your next amendment, please update the list of documents incorporated by reference as appropriate. We note, for example, that the Form 10-Q for the quarterly period ended September 30, 2009 filed on November 5, 2009 should be included in this updated list. See Securities Act Forms Compliance and Disclosure Interpretation 123.05, available at www.sec.gov.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
December 1, 2009

Response:
We acknowledge your Comment and hereby file an amended Registration Statement with an updated list of documents incorporated by reference. The Prospectus section titled “Incorporation of Certain Documents by Reference,” has been amended to include:
     Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009, filed May 7, 2009, for the quarter ended June 30, 2009, filed August 6, 2009, and for the quarter ended September 30, 2009, filed November 5, 2009.
* * *
As requested in your letter, the Company hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust the above responses and the accompanying amended registration statement adequately address the comments in your letter. If you have any questions or further comments, please contact Christopher Butner, Assistant Secretary, at (925) 842-2796 or by e-mail at cbutner@chevron.com.
Very truly yours,
/s/ Lydia I. Beebe

cc:	Christopher A. Butner, Esq.
Terry M. Kee, Esq.